FOR IMMEDIATE RELEASE

            DATASCENSION FILES ANNUAL REPORT ON FORM 10KSB FOR 2004


                    Announces Plans for Shareholder Meeting

BREA, California - April 14, 2005 - Datascension, Inc. (OTCBB:DSEN) today announced the Company filed its Form 10K annual report, and provided an overview of the 2004 year. In addition, management is alerting shareholders to an upcoming shareholder meeting, with specific details to be forthcoming.

"We are pleased to conclude the transition of Datascension to a company that now has a single focus, which is the market research and outsourced call center operation, " stated Scott Kincer, CEO of Datascension. "Our goal of making this transition has been to allow the investment community to easily identify and quantify the operations of Datascension. However, to make this transition and get Datascension in the position it is today has been a long and demanding task which has entailed not only the write down and impairment of assets, but restructuring charges and expenses associated with the funding we have recently received."

"In analysis of our 2004 report, Datascension achieved revenues of $8,672,103, a gain of 23% over 2003 revenues. This is a result of increasing our customer base and expanded monthly hours of production. To build up to this level of production hours and for what we anticipate our production hours in 2005 will be, we have undertaken a major investment in training and the additional hiring of contract labor in 2004 resulting in an increase in costs of $2,385,000 when compared to 2003," stated Mr. Kincer.

"The net loss after discontinued operations incurred in 2004 of $4,791,105 includes both the right down from discontinued operations ($1,794,639) and the non-cash costs associated with the beneficial conversion feature associated with recent funding ($1,203,646). There were additional increases in contract labor costs which allowed us to expand both our customer base and revenue for both the current and future years."

"With these charges now complete, we ended 2004 with an increase in working capital of $600,244, our receivables were $1,533,969 and we are now in a positive situation going forward to only reflect the results of the call center operation of Datascension," continued Mr. Kincer.

Kincer concluded, "In the coming weeks we will also be finalizing plans for the annual shareholder meeting to be held in Brea, California. We are scheduling the facilities for the meeting, as well planning to allow for scheduled tours of our facility so investors will be able to see our Brea operations first hand. Formal notification will occur, with the specifics of the shareholder meeting, within the next week."

A copy of the Company's filing, as well as all other filings made with the Securities and Exchange Commission, can be found at http://www.sec.gov.

About Datascension International
Datascension International, a premier data solutions company with operations in California, Costa Rica and the Dominican Republic, embodies a unique expertise in the collection, storage, processing and interpretation of marketing data. With hundreds of bilingual professionals contracted, the company is rapidly becoming one of the largest Spanish-speaking call centers. The company's commitment to customer service, quality and on-time project management has fostered its world-class reputation among major market research firms and corporate market research departments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements made in this press release contain certain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described above, the company's ability to initiate and complete the contemplated transactions described above will depend upon a number of factors including overall economic conditions, general stock market conditions and the continuing results of the company, as well as the risk factors listed from time to time in the SEC filings of Datascension Inc.

For further information: WWW.DATASCENSION.COM
Contact:     Stock Enterprises (Investor Relations)
             Jim Stock, 866-242-2405 stockenter@aol.com